UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number 001-15030

Vale S.A.

Praia de Botafogo No. 186, rooms 901, 1101, 1601 (part), 1701 and 1801, Botafogo

22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Vale plans to offer subordinated dated fixed to reset notes due 2056

Rio de Janeiro, November 17, 2025 - Vale S.A. ("Vale" or "Company") hereby announces that its wholly owned subsidiary Vale Overseas Limited (“Vale Overseas”) plans to offer subordinated dated fixed to reset notes due 2056 guaranteed by Vale (the “Notes”). Vale intends to use the net proceeds of the offering for general corporate purposes, including but not limited to replenish a part of its cash on hand following the payment of the purchase price of the participating debentures (debentures participativas, or the “Participating Debentures”) acquired pursuant to the optional acquisition offer announced by the Company in the Notice to Debenture Holders (Aviso aos Debenturistas) dated as of October 6, 2025 and in the Press Release (Fato Relevante) dated as of October 6, 2025, which was settled on November 5, 2025.

The Notes will be unsecured and subordinated obligations of Vale Overseas and will be fully and unconditionally guaranteed by Vale on an unsecured and subordinated basis. The Notes and the guarantee will rank junior in right of payment to all of Vale Overseas’ and Vale’s existing and future financial or non-financial obligations (including the Participating Debentures), secured or otherwise, including subordinated obligations other than obligations in respect of parity securities (including the Notes and the guarantee) and junior subordinated capital.

This press release is provided solely for informational purposes, in accordance with prevailing regulations, and should not, under any circumstances, be construed as an offer to sell or the solicitation of an offer to buy the Notes, related guarantee or any other securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any person to whom, such an offer, solicitation or sale is unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offers of the Notes and the related guarantee will be made only by means of a private offering memorandum.

The Notes and related guarantee will be offered and sold only to persons that are either (i) qualified institutional buyers within the meaning of Rule 144A under the U.S. Securities Act of 1933, as amended (“Securities Act”), or (ii) non-U.S. persons, within the meaning of Regulation S under the Securities Act, outside the United States. When issued, the Notes and the related guarantee will not have been and will not be registered under the Securities Act or state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

The Notes and related guarantee will not be registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) and may not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations.

Marcelo Feriozzi Bacci
Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALE S.A.

	By:	/s/ Adriana Barbosa Areias
Name: Adriana Barbosa Areias Title: Attorney-in-Fact

	By:	/s/ Tacio Ulisses de Carvalho Neto
Name: Tacio Ulisses de Carvalho Neto Title: Attorney-in-Fact

Date: November 17, 2025